RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Final Pricing Supplement

Pricing Supplement Dated August 13, 2010 to the Product
Prospectus Supplement Dated June 25, 2010, Prospectus
Dated January 11, 2010, and Prospectus Supplement Dated
January 11, 2010

$5,000,000 Callable Reverse Convertible Notes Linked to the Common Stock of Bank of America Corporation Royal Bank of Canada

Royal Bank of Canada is offering Callable Reverse Convertible Notes linked to the common stock of Bank of America Corporation (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated June 25, 2010.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	August 13, 2010	Principal Amount:	$1,000 per RevCons
Issuance Date:	August 18, 2010	Maturity Date:	August 18, 2011
Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)	Final Share Price:	The closing price of the Reference Stock on the Valuation Date.
Initial Share Price:	The closing price of the Reference Stock on the pricing date.
Automatic Call:
The Notes will be automatically called if the closing price of the Reference Stock is equal to or greater than the Initial Share Price on any quarterly Call Date.  The Call Price will be 100% of the principal amount, plus any accrued and unpaid interest.

Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.

If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.

Monitoring Period:	The Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Share Price, subject to adjustment as described in the product prospectus supplement.

No.	Reference Stock	Coupon Rate	Initial Share Price	Barrier Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
1	Bank of America Corporation (BAC)	11.00%	$13.23	$8.60	12 Months	78008KFU2	$5,000,000	100%	$78,500 1.57%	$4,921,500 98.43%

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Bank of America Corporation (the “Reference Stock”).  The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series D

Pricing Date:	August 13, 2010

Issuance Date:	August 18, 2010

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid on the November 18, 2010, February 17, 2011, May 18, 2011 and the Maturity Date.

Automatic Call:	If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called.

Payment if Called:
If the Notes are automatically called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.

Call Price:	Initial Share Price.

Call Date(s):	Quarterly on November 15, 2010, February 14, 2011, May 13, 2011 and August 15, 2011.

Call Settlement Date:	Three business days following the applicable Call Date.

Valuation Date:	August 15, 2011. The Final Call Date is also the Valuation Date.

Maturity Date:	August 18, 2011, unless subject to the Automatic Call.

Reference Stock:	The common stock of Bank of America Corporation, which trades on the New York Stock Exchange (“NYSE”) under the symbol “BAC.”

Term:	As set forth on the cover page.

Initial Share Price:	The closing price of the Reference Stock on the Pricing Date.

Final Share Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets Corporation
P2

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

Payment at Maturity (if held to maturity):	For each $1,000 principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless the Final Share Price is less than the Barrier Price.

If the Final Share Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Final Valuation Date will not impact the Payment at Maturity.

Monitoring Method:	Close of Trading Day.

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Share Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets Corporation

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note
All of the terms appearing above the item captioned “Secondary Market” on pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets Corporation
P3

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated June 25, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated June 25, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated June 25, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910001745/b61101424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation
P4

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not represent the terms of an actual Note and do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), given the Initial Share Price of $13.23 the Barrier Price of $8.60 and an initial investment of $1,000. Hypothetical Final Share Prices are shown in the first column on the left.  For this purpose, we have assumed that the Notes are not subject to an automatic call prior to maturity, and that there will be no anti-dilution adjustments to the Final Share Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock falls below the Barrier Price on the Valuation Date.  If the market price of the Reference Stock does not fall below the Barrier Price during the Valuation Date, your Payment at Maturity will be 100% of Principal Amount. The third column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fourth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.  If the Notes are called on any Call Date, including the Valuation Date, you will receive the principal amount of the Notes, plus accrued and unpaid interest.

Hypothetical Final Share Price	If the closing market price of the Reference Stock falls below the Barrier Price on the Valuation Date: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$31.25	100.00%	n/a	n/a
$26.79	100.00%	n/a	n/a
$21.48	100.00%	n/a	n/a
$15.35	100.00%	n/a	n/a
$13.23	100.00%	n/a	n/a
$11.91	100.00%	n/a	n/a
$9.92	100.00%	n/a	n/a
$9.26	100.00%	n/a	n/a
$8.60	100.00%	n/a	n/a
$8.47	Physical or Cash Delivery Amount	75.59	$640
$6.62	Physical or Cash Delivery Amount	75.59	$500
$3.31	Physical or Cash Delivery Amount	75.59	$250
$0.00	Physical or Cash Delivery Amount	75.59	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets Corporation
P5

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to an Automatic Call — If, on any Call Date, the closing price of the Reference Stock is equal to or greater than the Call Price, then the Notes will be automatically called.  If the Notes are automatically called, then, on the Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.  You will not receive any interest payments after the Call Settlement Date.  You may be unable to reinvest your proceeds from the Automatic Call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets Corporation
P6

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

RevCon 78008KFU2 (BAC): 0.97% of each stated interest payment (11.00% in total) on the RevCons will be treated as an interest payment and 10.03% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated June 25, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Bank of America Corporation is a financial holding company that provides a diverse range of financial services and products throughout the U.S. and in certain international markets.  Bank of America Corporation conducts these activities through its banking and nonbanking subsidiaries, including Bank of America, N.A., Merrill Lynch & Co., Countrywide Financial Corporation and FIA Card Services, N.A.

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in the table is for the four calendar quarters of 2007, 2008, 2009, as well as for the first two calendar quarters of 2010 and the period from July 1, 2010 to August 13, 2010.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the applicable Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets Corporation
P7

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/07	3/30/07	54.21	48.36	51.02
3/31/07	6/29/07	52.20	48.55	48.89
6/30/07	9/28/07	52.77	46.52	50.27
9/29/07	12/31/07	52.95	40.61	41.26

1/1/08	3/31/08	45.08	33.25	37.91
4/1/08	6/30/08	41.37	23.65	23.87
7/1/08	9/30/08	38.85	18.44	35.00
10/1/08	12/31/08	38.50	10.01	14.08

1/1/09	3/31/09	14.81	2.53	6.82
4/1/09	6/30/09	15.06	6.45	13.20
7/1/09	9/30/09	18.25	11.27	16.92
10/1/09	12/31/09	18.64	14.12	15.06

1/1/10	3/31/10	18.35	14.25	17.85
4/1/10	6/30/10	19.82	14.30	14.37
7/1/10	8/13/10	15.72	13.05	13.23

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P8

Callable Reverse Convertible Notes due August 18, 2011 Linked to the Common Stock of Bank of America Corporation

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about August 18, 2010, which is the third business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement.

RBC Capital Markets Corporation
P9